BLACKBURN & STOLL, LC
                                Attorneys at Law
                         77 West Second South, Suite 400
                           Salt Lake City, Utah 84101
                            Telephone (801) 521-7900
                               Fax (801) 521-7965

                                                                Eric L. Robinson
                                                           Direct (801) 578-3553

                                February 24, 2005


Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 0510
Washington, D.C. 20549-0510

     Re:   Green Plains Renewable Energy, Inc.
           Form S-1/A, Filed February 4, 2005
           File No. 333-121321

Dear Ms. Long:

         This letter is submitted on behalf of Green Plains Renewable Energy, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") with respect to the Company's Registration Statement of Form S-1/A that was filed on February 4, 2005 (the "Registration Statement"). We appreciate the careful review and the useful comments provided by the staff. The accompanying amendment to the Registration Statement has been revised in response to the staff's comment, to respond to the comment received from various states and has been updated to reflect developments in the Company's business.

         The following sets forth the SEC staff's comments as reflected in the staff's letter dated February 9, 2005, and the corresponding responses of the Company to those comments that require responses. Factual information was provided to us by the Company without independent verification by us. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company, where required, are shown in indented text.

Risk Factors, page 4
--------------------
Risk Related to the Company, page 7
-----------------------------------

         1. Please revise to include the deleted risk factor relating your history of losses.

                  The registration statement has been revised to include a risk factor on our history of losses. See page 9.

         2.We have read your response to our comment 17. The disclosure in your From S-1 filed on December 16, 2004 indicates that the historical average price was assumed for the project. However, your response to our comment 17 indicates

Ms. Long
February 24, 2005
Page 2


that the feasibility study used current market prices. Please clarify whether historical or current market prices were used in the study. If historical prices were used, please expand your disclosure to include quantitatively how this will likely impact your plan.

         The risk factor has been revised to clarify that the feasibility study used current market prices. See page 15.

Business, page 30
-----------------
Project Location - Proximity to Markets, page 37
------------------------------------------------

         3. We note your response to Comment No. 36 from our letter dated January 13, 2005 in which you state that there are affiliations between Alberta
A. Bryan and your company, your officers, directors and affiliates, and Thien Farm Management. We further note that your revised disclosure in the last sentence of the partial paragraph on the top of page 38 indicates that there are no such affiliations. Please reconcile.

         The response to Comment No. 36 was incorrect. It should have stated that there "... are no such affiliations."

The Construction of the Project - Proposed Desgin-Build contract, page 47
-------------------------------------------------------------------------

         4. We note your response to Comment No. 44 from our letter dated January 13, 2005. We further note your disclosure in the second paragraph under the heading "General Terms and Conditions" on page 47. It appears that Fagen will grant you a license to use its intellectual property rights. Please reconcile. In addition, please advise us as to whether any other person or entity holds intellectual property rights with respect to your proposed business plan, whether relating to the design of an ethanol plant, the equipment used by an ethanol plant or the process of producing ethanol, and, if so, how you will obtain the right to use these intellectual property rights.

         The registration statement has been revised to respond to this comment.

Plan of Distribution, page 61
-----------------------------
The Offer, page 61
------------------

         5. We note your response to Comment No. 57 from our letter dated January 13, 2005. Please disclose whether there are any additional requirements with respect to the offering of your securities in the states you have identified.

         The registration statement has been revised to include suitability requirements for potential investors. See "--Suitability of Investors."

Ms. Long
February 24, 2005
Page 3

         6. We note your response to Comment No. 61 and your statement that Fagen, will not be assisting you in effecting transactions. Please tell us whether Fagen will help you locate investors or act as a finder. If so, please tell us why you believe Fagen is not required to register as a broker dealer under Section 15 of the 1934 Act because of these activities.

         Fagen will not be helping us locate investors or acting as a finder.

         7. We note your disclosure regarding officers who may purchase shares in the offering. Please tell us your analysis for whether these purchases are permitted under Regulation M of the Exchange Act.

         We have disclosed that "Common stock may be purchased by directors, officers and other affiliates of the Company. However, any Shares purchased by our officers, directors and other affiliates in this Offering will be purchased for investments purposes only... Sales to directors, officers and other affiliates will be counted toward meeting the minimum offering amount. Investors should not expect that the sale of common stock to reach the specified minimum, or in excess of that minimum, indicates that such sales have been made to investors who have no financial or other interest in the offering, or who otherwise are exercising independent judgment. The sale of the specified minimum, while necessary to the business operations of the Company, is not designed as a protection to investors, to indicate that their investment decision is shared by other unaffiliated investors. Each investor must make his own investment decision as to the merits of this offering." See "Risk Factors--Risks Related to the Offering--The sale of the specified minimum is not designed to indicate that an investor's investment decision is shared by other unaffiliated investors."

         Under Staff Legal Bulletin No. 9, Part II, Rule 100 (first question and answer) states that "affiliated purchasers of an issuer, a selling security holder, or of a distribution participant may purchase in the distribution, provided that the securities are acquired for investment purposes. We believe that our offering and disclosures, as amended, satisfies the requirements of Regulation M (as clarified by SLB No. 9).

Financial Statements
--------------------
Report of Independent Registered Public Accountants, page F-1
-------------------------------------------------------------

         8. Your auditor's report does not appear to comply with PCAOB Standard No, 1. You auditor's report indicates that they conducted their audit in accordance with "auditing standards of the Public Company Accounting Oversight Board (United States)" rather than in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." Please obtain from your auditors a revised opinion, since there is a distinction between the two' references. Refer to PCAOB Standard No. 1, Exhibit 2.

Ms. Long
February 24, 2005
Page 4


         The auditor's report has been revised which removed the word "auditing". The sentence now indicates "We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States)."

         9. You have revised your financial statements and notes to the financial statements to include the recording of $37,500 for stock-based compensation. Please obtain and include in your amended filing an updated opinion from your auditors that refers to the restatement to record stock-based compensation and the reclassification of the deposit in your statement of cash flows, along with the footnote that discusses each in greater detail. In doing so, please also obtain and include an updated consent from your auditors.

         The auditor's report has been revised to include the reference to the restatement for the stock-based compensation and the reclassification of the deposit in the statement of cash flows. Additionally, we have included footnote 5 that discusses each of these in greater detail in accordance with APB 20 paragraph 37.

Statement of Cash Flows, page F-5
---------------------------------

         10. We read your response to comment 73. Please include a footnote that discusses the reclassification of your deposits and reconciles between the as reported and as restated amounts for your operating and investing activities in your statement of cash flows.

         As discussed in response to comment 9 above, we have included footnote 5 that discusses each of these in greater detail in accordance with APB 20 paragraph 37. This footnote includes the greater detail in regards to the reclassification. Additional, we have added "RESTATED" to the all of the financial statements.

3. Stockholders' Equity, page F-7
---------------------------------

         11. We acknowledge your response to our comment 74. Although you have revised your disclosure to include the information in your response, the prior disclosure was not removed. Please remove the second paragraph in this disclosure. In addition, please include a note to the financial statements, which discusses the restatement relating to the $37,500 in compensation expense discussed in your response in the manner required by paragraph 37 of APB 20.

         The second paragraph has been removed in this disclosure and as discussed in response to comment 9 above, we have included footnote 5 that discusses each of these in greater detail in accordance with APB 20 paragraph 37.

Ms. Long
February 24, 2005
Page 5


Part II - Information Not Required in Prospectus, page II-1
-----------------------------------------------------------
Item 13. Other Expenses of Issuance and Distribution, page II-1
---------------------------------------------------------------

         12. We have read your response to our comment 78. Please revise your table to show separately your costs in connection with the minimum offering for the securities and costs in connection with the maximum offering for the securities.

         The registration statement has been revised to respond to this comment.

         13. Please tell us why you have eliminated "Miscellaneous fees."

         We are not sure how the "Miscellaneous fees" was deleted and replaced it with "Total." We have deleted to reference to "Total" and included "Miscellaneous Fees" in the revised registration statement.

         Please contact the undersigned at (801) 578-3553 with any questions or comments regarding this letter. Thank you for your assistance in this matter.

                                                 Very truly yours,


                                                 BLACKBURN & STOLL, LC

                                                 /s/ Eric L. Robinson

                                                 Eric L. Robinson

cc: Mr. Barry Ellsworth